SUBSCRIPTION AGREEMENT

This Agreement is made as of February 12, 2026 between Aristotle Pacific Capital, LLC, a Delaware limited liability company (the “Purchaser”), and Aristotle Pacific Enhanced CLO Income Fund, a Delaware statutory trust (the “Fund”). A copy of the Fund’s Certificate of Trust is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, one common share of beneficial interest (the “Share”) of the Fund at $25 per Share in cash, such Share to be validly issued, fully paid and non-assessable upon issuance of such share and receipt by the Fund of said payment;

NOW, THEREFORE, the parties hereto agree as follows:

1.    Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Fund $25 in full payment for the Share.

2.    The Fund agrees to issue and sell said Share to the Purchaser promptly upon its receipt of the purchase price.

3.    The Purchaser agrees that it is purchasing the Share for investment purposes.

Executed as of the date first set forth above.

Aristotle Pacific Capital, LLC

/s/ Joshua B. Schwab
Name: Joshua B. Schwab
Title: Chief Financial Officer & Chief Operating
Officer

Aristotle Pacific Enhanced CLO Income Fund

/s/ Benjamin J. Eirich
Name: Benjamin J. Eirich
Title: President
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